Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania 19301

December 5, 2017

VIA EDGAR TRANSMISSION

Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Pacer Funds Trust (the “Trust”)
Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-201530 and 811-23024

Dear Ms. Vroman-Lee:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment and the following series of the Trust: Pacer Wealth Shield ETF (the “Fund”).  For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.
The use of “Shield” in the Fund’s name suggests safety or protection from loss, which may contribute to investor misunderstanding and in some circumstances, could be misleading. The Staff has recently requested that other registrants delete such word from their name, and to be consistent, suggests that it be removed from the Fund’s name, too. See U.S. Securities and Exchange Commission, Division of Investment Management, IM Guidance Update: Fund Names Suggesting Protection From Loss, No. 2013-12 (November 2013).

Response:
The Trust has considered the Staff’s comment and has revised the name of the Fund to be the “Pacer WealthShield ETF”, which name reflects a registered service mark for “WealthShield”. The Trust has considered the revised name in light of the above-referenced Staff guidance (the “Guidance”) and does not believe that the Fund’s name suggests safety or protection from loss or is prone to investor misunderstanding of the nature of investments in the Fund. The Trust notes that Guidance specifically referenced terms such as “Protected” or “Guaranteed”, which the Trust believes are significantly more prone to such misunderstandings than words or phrases such as “WealthShield”, which the Trust believes investors will recognize as a brand name, rather than as an indicator of the Fund’s strategy.

The Trust further notes that the Staff has permitted other registrants to use “Shield” in a fund’s name (collectively, the “Permitted Funds”), including investment products that specifically used “Wealth Shield” in their name. For example:

•
the Staff declared the registration statement on Form N-4 of the Private Wealth Shield Individual Variable and Fixed Annuity, a contract issued by Jackson National Life Insurance Company through Jackson National Separate Account – I, effective on September 25, 2017 (SEC Accession No. 9999999995-17-002451)

•
the Staff permitted the registration of the Catalyst/Exceed Defined Shield Fund in a post-effective amendment to the registration statement of Mutual Fund Series Trust filed on August 25, 2017 (SEC Accession No. 0001580642-17-004627)

•	the Staff declared the registration statement on Form N-1A of the USCA Shield Fund, a series of USCA Fund Trust, effective on October 18, 2016 (SEC Accession No. 9999999995-16-005998)

•
the Staff permitted the registration of the JNF Exceed Defined Shield Index Portfolio in a post-effective amendment to the registration statement of Northern Lights Variable Trust filed on February 22, 2016 (SEC Accession No. 0001580642-16-006983)

•
the Staff permitted the registration of the Exceed Structured Shield Index Strategy Fund in a post-effective amendment to the registration statement of Forum Funds filed on December 24, 2014 (SEC Accession No. 0001435109-14-000901)

The Trust is aware that the Staff recently objected to the name of certain series of Innovator ETFs Trust (e.g., the Innovator S&P 500 15% Shield Strategy ETF (Month) Series) because of the word “Shield”. However, the Trust believes that the use of “Shield” in such fund’s name is likely to create investor misunderstanding and could mislead investors because the name specifically describes a particular percentage for which the “shield” applies. In contrast, the Trust believes that the Fund’s use of “WealthShield” in its name is more akin to the use of “Shield” in the names of the Permitted Funds, which are not likely to create such misunderstandings.

Comment 2.	Please provide a completed fee table for the Staff’s review prior to effectiveness.

Response:	The Fund’s completed fee table is as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.60%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.60%
* Estimated for the current fiscal year.

Comment 3.	Please include a reference to “junk bonds” in item (ii) in the first paragraph under “Principal Investment Strategies of the Fund—The Index”.

Response:	The requested change has been made.

Comment 4.	Please consider revising item (ii) in the first paragraph under “Principal Investment Strategies of the Fund—The Index” to clarify what “various maturities” refers to.

Response:
The phrase “of various maturities” has been deleted from the above-referenced item (ii). The Trust believes that the remaining disclosure effectively describes the construction of the Index and that further definition of the “various maturities” is not necessary for investors to understand the Index methodology given the details that immediately follow item (ii).

Comment 5.
Under “Principal Investment Strategies of the Fund—The Index”, please clearly state what average the “exponential moving average” measures. Please provide a clear explanation of the exponential moving average and provide a mathematical example of how the Risk Ratio is calculated and compared to the exponential moving average.

Response:
The description of an exponential moving average in the text box on page 3 of the Prospectus has been revised to read as follows: “Exponential Moving Average: An exponential moving average (EMA) is a type of moving average that reacts faster to recent price changes than a simple moving average.” The Trust respectfully declines to add a mathematical example of an Exponential Moving Average because the Trust believes that such an example would be unlikely to have a meaningful effect on investors understanding of the Index and would be more likely to cause investor confusion than the description noted above. The Trust believes that the description noted above, combined with other disclosure currently in the Prospectus, effectively help an investor compare the Index’s methodology to other funds that may use mechanisms other than an EMA to allocate among equity and fixed income investments.

Comment 6.	Please confirm whether investors will be notified each time the Risk Ratio dictates a change from Equity Exposure to Fixed Income Exposure or vice versa.

Response:
The Trust confirms that investors will not be specifically notified when the Risk Ratio dictates a change from Equity Exposure to Fixed Income Exposure or vice versa, other than by being able to see a change in the Fund’s holdings as disclosed on the Fund’s website. The Trust believes that such a practice is consistent with that of other asset allocation funds, as well as with the requirements of applicable laws, regulations, and Staff guidance.

Comment 7.	Under “Equity Exposure”, please consider taking out or otherwise clarifying “trailing”.

Response:	The word “trailing” has been deleted.

Comment 8.	Please consider providing an example for how an Equity Component might be replaced with exposure to 3-month U.S. Treasury bills.

Response:
The following disclosure has been added in response to Item 9 of Form N-1A under “Additional Information About the Index and the Underlying Indices”. The Trust respectfully declines to provide a numeric example because such an example could cause investor confusion as to the current value of one or more Equity Components, which value may change significantly over periods shorter than the typical cycle for updating the Fund’s prospectus.

The Index utilizes a systematic risk management strategy that directs the Index’s exposure to U.S. equity securities, U.S. Treasury securities, or a mix of each. On each Selection Date, the Index determines whether exposure for the following month should be Equity Exposure or Fixed Income Exposure based on the Risk Ratio. If the Risk Ratio is trending upward (i.e., the Risk Ratio is at or above its 5‑month exponential moving average), the Index will be in Equity Exposure for the following month. If the Risk Ratio is trending downward (i.e., the Risk Ratio is below its 5‑month exponential moving average), the Index will be in Fixed Income Exposure for the following month.

If the Risk Ratio dictates that the Index will be in Equity Exposure for the following month, the Index will select the five Equity Components with the best performance over the past six months and will allocate 20% to each such Equity Component. However, if an Equity Component selected for inclusion in the Index is in a downward trend (i.e., the Equity Component’s value is below its 7‑month exponential moving average), the Index’s 20% allocation to such Equity Component will be allocated instead to 3-month U.S. Treasury bills. Consequently, in its Equity Exposure, the Index could have as much as 100% allocated to U.S. equity securities or as much as 100% allocated to 3-month U.S. Treasury bills.

If the Risk Ratio dictates that the Index will be in Fixed Income Exposure for the following month, the Index will be 100% allocated to the 20+ Year Index.  However, if the value of the 20+ Year Index is in a downward trend (i.e., its value is below its 7‑month exponential moving average), the Index will instead be 100% allocated to 3-month U.S. Treasury bills. Consequently, in its Fixed Income Exposure, the Index will be either 100% allocated to the 20+ Year Index or 100% allocated to 3-month U.S. Treasury bills.

Comment 9.	Please explain in plain English the general strategy of the Index, including why the Index may allocate weight to U.S. Treasury bills.

Response:
The following disclosure has been added under “Principal Investment Strategies of the Fund”: “The Index utilizes a systematic risk management strategy that directs the Index’s exposure to U.S. equity securities, U.S. Treasury securities, or a mix of each.”

Comment 10.	Please clarify the first sentence under “The Fund’s Investment Strategy,” which is confusing.

Response:	The above-referenced sentence has been revised to read as follows.

Under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in (i) the component securities of the Index or (ii) ETFs that seek to track the performance of some or all of the component securities of the Index in the same approximate weight as such component securities.

Comment 11.	Please confirm that all indices incorporated into the Index are described under “Additional Information About the Index and the Underlying Indices.”

Response:	The Trust so confirms and notes that the description under “S&P 500 Index and S&P 500 Sector Indices” pertains to each of the S&P 500 Sector Indices and not just a single sector index.

Comment 12.	Please confirm the Fund’s portfolio managers are jointly responsible for the Fund.

Response:
The Trust so confirms.  Additionally, the first sentence under “Portfolio Managers” on page 15 of the Prospectus has been revised to read as follows: “The Fund’s portfolio management team consists of Bruce Kavanaugh and Michael Mack, who are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.”

Comment 13.	If the Fund is a party to an index licensing or sub-licensing agreement, please file a copy of such agreement as an exhibit to the registration statement.

Response:
The Trust notes that the Index is provided by the Adviser for use by the Fund. Because the Fund is not a party to any licensing or sub-licensing agreement with the Adviser, the Trust does not have an applicable agreement to file as an exhibit to its registration statement.

* * *

If you have any questions regarding the foregoing, please contact Michael D. Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust